SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vicor Corporation

(Name of Subject Company (Issuer))

Vicor Corporation (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.01 per share par value

(Title of Class of Securities)

925815102

(CUSIP Number of Class of Securities)

Patrizio Vinciarelli

Vicor Corporation

25 Frontage Road

Andover, MA 01810

(978) 470-2900

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Gabor Garai, Esquire

Foley & Lardner LLP

111 Huntington Avenue

Boston, MA 02199-7610

(617) 342-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$1,364

*	Estimated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, this amount was calculated assuming that 2,000,000 outstanding shares of common stock, par value $0.01, are being purchased at the maximum possible tender offer price of $5.00 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the tender offer by Vicor Corporation, a Delaware corporation, to purchase up to 2,500,000, shares of its common stock, $0.01 per share par value, or such fewer number of shares as are properly tendered and not properly withdrawn. Vicor Corporation is offering to purchase these shares at a price not greater than $5.00 per share nor less than $4.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Vicor Corporation’s offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2013, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Introduction

This Tender Offer Statement on Schedule TO relates to the offer by Vicor Corporation, a Delaware corporation (“Vicor” or the “Company”), to purchase for not more than $10,000,000 cash up to 2,500,000 shares of its common stock, par value $0.01 per share (the “Common Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $5.00 nor less than $4.00 per Common Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated March 21, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Vicor Corporation. The address and telephone number of the issuer’s principal executive offices are: 25 Frontage Road, Andover, MA 01810 and (978) 470-2900.

(b) The subject securities are common stock, par value $0.01 per share of the Company. As of March 7, 2013, there were 28,011,782 Common Shares issued and outstanding.

(c) The information about the trading market and price of the Common Shares is incorporated herein by reference from the Offer to Purchase under the heading “Section 8 — Price Range of Common Shares; Dividends.”

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Vicor. The address and telephone number of Vicor is set forth under Item 2(a) above. The names of the directors and executive officers of Vicor are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Vicor is c/o Vicor Corporation, 25 Frontage Road, Andover, MA 01810 and (978) 470-2900.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Common Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Common Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Common Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Common Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences,” and “Section 15 — Extension of the Offer; Termination; Amendment.” There will be no material differences in the rights of security holders as a result of this transaction.

(b) The details regarding any purchases from an officer, director or affiliate of Vicor are incorporated herein by reference from the Offer to Purchase under the heading “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Information regarding agreements involving Vicor’s securities is incorporated herein by reference from the Offer to Purchase under the headings “Section 8 — Price Range of Common Shares; Dividends” and “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction is incorporated herein by reference from the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(b) Information regarding the treatment of Common Shares acquired pursuant to the Tender Offer is incorporated herein by reference from the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer.”

(c) Information about any plans or proposals is incorporated herein by reference from the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer;” “Section 8 — Price Range of Common Shares; Dividends;” and “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares.”

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds is incorporated herein by reference from the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds.”

(b) Third party financing will not be required in connection with the Tender Offer.

(d) Vicor will not borrow any funds for the purpose of the transaction. Vicor will fund any purchase of Common Shares, including related fees and expenses, from available cash balances.

Item 8.	Interest in Securities of the Subject Company.

(a) The information under the heading “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the heading “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b) The information under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. Vicor will fund any purchase of Common Shares, including the related fees and expenses, from available cash balances. Vicor is a public reporting company under Section 13(a) of the Exchange Act and files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)(1) The information under the heading “Section 11 — Interests of Members of Our Board of Directors and Executive Officers; Transactions and Arrangements Concerning the Common Shares” in the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) and will amend the Schedule TO to include documents the Company may file with the Securities and Exchange Commission after the date of this Offer to Purchase pursuant to Sections 13(a), 13(c) and 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

(a)(2) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(3) The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

(a)(5) None. The information under the heading “Section 13 — Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 21, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 21, 2013.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, dated March 21, 2013.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the intention to conduct the Tender Offer, dated March 18, 2013 (incorporated by reference from the Company’s Form TO-C filed on March 18, 2013).

(a)(5)(B)	Press release announcing the commencement of the Tender Offer, dated March 21, 2013.

(b)	None.

(c)	None.

(d)(1)	Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan (incorporated by reference to the Company’s Proxy Statement for its 2002 Annual Meeting of Stockholders, filed on April 29, 2002 (File No. 000-18277)).

(d)(2)	Form of Non-Qualified Stock Option under the Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2004 (File No. 000-18277)).

(d)(3)	Vicor Corporation 1998 Stock Option and Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-61177)).

(d)(4)	Vicor Corporation 1993 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-65154)).

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Patrizio Vinciarelli
Name:	Patrizio Vinciarelli
Title:	Chairman of the Board, President and Chief Executive Officer

Date:	March 21, 2013

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 21, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 21, 2013.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement, dated March 21, 2013.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the intention to conduct the Tender Offer, dated March 18, 2013 (incorporated by reference from the Company’s Form TO-C filed on March 18, 2013).

(a)(5)(B)	Press release announcing the commencement of the Tender Offer, dated March 21, 2013.

(b)	None.

(c)	None.

(d)(1)	Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan (incorporated by reference to the Company’s Proxy Statement for its 2002 Annual Meeting of Stockholders, filed on April 29, 2002 (File No. 000-18277)).

(d)(2)	Form of Non-Qualified Stock Option under the Vicor Corporation Amended and Restated 2000 Stock Option and Incentive Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on November 4, 2004 (File No. 000-18277)).

(d)(3)	Vicor Corporation 1998 Stock Option and Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-61177)).

(d)(4)	Vicor Corporation 1993 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-8, as amended, under the Securities Act of 1933 (File No. 33-65154)).

(e)	None.

(f)	Not applicable.

(g)	None.

(h)	None.

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